ROBERT L. B. DIENER
Attorney at Law

122 Ocean Park Blvd.  Suite 307
Santa Monica, CA 90405
 (310) 396-1691  Fax: (310) 362-8887
r.diener@gte.net

September 22, 2009

VIA EDGAR

Division of Corporate Finance
Mail Stop 3720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Terry French, Accountant Branch Chief

Re:	Asia Document Transition, Inc. (the “Company”)
Securities and Exchange Commission Letter dated August 31, 2009
File No. 333-153888

Dear Mr. French:

On behalf of the Company, we are responding to your letter dated August 31, 2009.  Please note that this letter was not received by the client until September 16, 2009.

On September 16, 2009, the Company filed a Form 8-K/A which specifically amended an earlier Form 8-K filed on August 3, 2009 disclosing that the Company had changed its certifying accountant.  Obviously, the news that Moore & Associates’ PCAOB registration had been revoked was received after that date.

As stated in the Company’s Form 8-K/A, the Company recognizes that it may not include audit reports or consents of Moore and Associates in its filings with the SEC after August 27, 2009 and any periods originally audited by Moore & Associates which are presented in such filings will need to be re-audited by the Company’s new independent principal accountant, Paritz & Co.  By this letter, we confirm that the Company intends to cause Paritz & Co. to re-audit the Company’s financial statements for any such periods and that such re-audit is currently in process.  Such re-audit will be reflected in the Company’s Form 10-K for its year ended June 30, 2009.

Please feel free to give me a call if you have any further questions.

Very truly yours, LAW OFFICES OF ROBERT DIENER

By:
Robert L. B. Diener